UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HCA Holdings, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404119109	Page 2 of 10 Pages

1.	Name of Reporting Person Bain Capital Integral Investors 2006, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 224,275,052*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 224,275,052*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,275,052*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50.6%*†
12.	Type of Reporting Person (See Instructions) – OO

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC as of December 31, 2012. See Item 4 of the Statement on Schedule 13G/A.

†

The calculation of the foregoing percentage is based on 443,609,800 shares of common stock outstanding as of January 31, 2013 as reported in HCA Holdings, Inc.’s prospectus supplement, dated February 11, 2013.

CUSIP No. 404119109	Page 3 of 10 Pages

1.	Name of Reporting Person BCIP TCV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 224,275,052*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 224,275,052*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,275,052*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50.6%*†
12.	Type of Reporting Person (See Instructions) – OO

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC as of December 31, 2012. See Item 4 of the Statement on Schedule 13G/A.

†

The calculation of the foregoing percentage is based on 443,609,800 shares of common stock outstanding as of January 31, 2013 as reported in HCA Holdings, Inc.’s prospectus supplement, dated February 11, 2013.

CUSIP No. 404119109	Page 4 of 10 Pages

1.	Name of Reporting Person Bain Capital Hercules Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 224,275,052*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 224,275,052*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,275,052*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50.6%*†
12.	Type of Reporting Person (See Instructions) – OO

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC as of December 31, 2012. See Item 4 of the Statement on Schedule 13G/A.

†

The calculation of the foregoing percentage is based on 443,609,800 shares of common stock outstanding as of January 31, 2013 as reported in HCA Holdings, Inc.’s prospectus supplement, dated February 11, 2013.

CUSIP No. 404119109	Page 5 of 10 Pages

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Amendment No. 1 to Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Holdings, Inc. (as successor to HCA Inc.) (the “Issuer”), a Delaware corporation.

Item 1.

(a)	Name of Issuer:

HCA Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Bain Capital Integral Investors 2006, LLC

BCIP TCV, LLC

Bain Capital Hercules Investors, LLC

(b)	Address of Principal Business Office, or, if None, Residence:

c/o Bain Capital Investors, LLC

John Hancock Tower

200 Clarendon St.

Boston, MA 02199

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)	CUSIP Number:

404119109

CUSIP No. 404119109	Page 6 of 10 Pages

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Hercules Holding II, LLC holds 224,275,052 Shares, or 50.6%, of the common stock of the Issuer based on 443,609,800 outstanding Shares as of January 31, 2013. The units of Hercules Holding II, LLC representing the rights to such Shares are held by private investors, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC (the “LLC Agreement”).

Each of the foregoing parties to the LLC Agreement and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of Shares owned by any other party to the LLC Agreement. Affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. have the right under the LLC Agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer under the LLC Agreement.

Bain Capital Integral Investors 2006, LLC (“Integral 2006”), whose administrative member is Bain Capital Investors, LLC (“BCI”), owns 68,969,268 units of Hercules Holding II, LLC, representing an equivalent number of Shares and 15.62% of the outstanding Shares of the Issuer Because BCI is the administrative member of Integral 2006, BCI may be deemed to share voting and dispositive power with respect to the Shares held by Integral 2006.

BCIP TCV, LLC (“BCIP TCV”), whose administrative member is BCI, owns 497,466 units of Hercules Holding II, LLC, representing an equivalent number of Shares and 0.11% of the outstanding Shares of the Issuer. Because BCI is the administrative member of BCIP TCV, BCI may be deemed to share voting and dispositive power with respect to the Shares held by BCIP TCV.

CUSIP No. 404119109	Page 7 of 10 Pages

Bain Capital Hercules Investors, LLC (“Hercules Investors”), whose administrative member is BCI, owns 4,749,392 units of Hercules Holding II, LLC, representing an equivalent number of Shares and 1.08% of the outstanding Shares of the Issuer. Because BCI is the administrative member of Hercules Investors, BCI may be deemed to share voting and dispositive power with respect to the Shares held by Hercules Investors.

Integral 2006, BCIP TCV, and Hercules Investors (collectively, the “Funds”) entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit A, pursuant to which Integral 2006, BCIP TCV, and Hercules Investors have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. Each Fund hereby disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Fund.

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 404119109	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 224,275,052 shares, or 50.6%, of the Shares of the Issuer. Hercules Holding II, LLC is held by private investors, including affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares owned by any other party to the LLC Agreement. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr.
KKR Associates Millennium L.P.	Dr. Thomas F. Frist, Jr.
KKR Millennium GP LLC	Thomas F. Frist, III
KKR 2006 Fund L.P.	Patricia C. Frist
KKR Associates 2006 L.P.	Patricia F. Elcan
KKR 2006 GP LLC	Frisco, Inc.
OPERF Co-Investment L.L.C.	Frisco Partners
KKR PEI Investments, L.P.	William R. Frist
KKR PEI Associates, L.P.
KKR PEI GP Limited
Kohlberg Kravis Roberts & Co. L.P.
KKR & Co. L.L.C.
KKR Partners III, L.P.
KKR III GP L.L.C.

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 404119109	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2013

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC

By: Bain Capital Investors, LLC, its administrative member

BCIP TCV, LLC

By: Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL HERCULES INVESTORS, LLC

By: Bain Capital Investors, LLC, its administrative member

By:	/s/ John Connaughton
Name: Title:	John Connaughton Managing Director

CUSIP No. 404119109	Page 10 of 10 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of HCA Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2013.

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC

By: Bain Capital Investors, LLC, its administrative member

BCIP TCV, LLC

By: Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL HERCULES INVESTORS, LLC

By: Bain Capital Investors, LLC, its administrative member

By:	/s/ John Connaughton
Name: Title:	John Connaughton Managing Director